

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Ronald J. Lieberman, Esq.
General Counsel and Secretary
NorthStar Real Estate Income II, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

> **Re: NorthStar Real Estate Income II, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 21, 2012**
> **File No. 333-185640**

Dear Mr. Lieberman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5. We note that you may invest in commercial real estate debt, securities and equity. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

8.   Please provide us with support for all quantitative and qualitative business and industry data used in this section. For example only, we note your disclosure on page 3 your disclosure starting on page 101. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

9.   Please increase the size of the charts throughout your document so that they are legible. For example, we note the organization chart on page 12 and the various pie charts, starting on page 128.

Prospectus Cover Page

10.   We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C and Chapter 7 of our Plain English Handbook available at www.sec.gov.

11.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

12.   Please clarify that you intend to invest in commercial real estate debt.

13.   Please add risk factors to address the risk that you may incur significant fees if you terminate your advisory agreement and that you may change your targeted class of investments without shareholder notice or consent. Please make similar revisions to your Summary and Risk Factors sections as appropriate.

14.   In the 3rd bullet point, please disclose the other sources that may be used to pay distributions.

15.   In the 11th bullet point, please disclose the number of other entities that your affiliates currently provide services to.

Prospectus Summary, page 6

Investment Strategy, page 9

16.   Based on your current expectations and estimates, and to the extent possible, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio. Please provide similar disclosure in your use of proceeds section. Please make similar revisions to your disclosure starting on page 108.

17.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11. Please make similar revisions to your disclosure starting on page 108.

Competitive Strengths, page 10

Distribution Support Commitment, page 11

18.   We note that the prospectus on page 11 refers to a 7% cumulative, non-compounded annual return whereas the distribution support agreement refers to an 8% cumulative, non-compounded annual return. Please reconcile or advise.

19.   Please clarify that you may not have sufficient finances to continue making distributions at 7% per annum, after the agreement has terminated.

Management Compensation, page 13

Asset Management Fees – Advisor or its Affiliates, page 14

20.   Please provide an estimate of the dollar amount of the management fee to be paid to the advisor in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and maximum leverage. Refer to Item 4 of Industry Guide 5. Please make similar revisions to your disclosure on page 87.

Conflicts of Interest, page 16

21.   We note that there are other entities affiliated with your dealer manager that are currently offering securities. Please disclose the conflicts that this may present for your dealer manager. Please make similar revisions to your disclosure starting on page 92.

Liquidity, page 20

22.   Please clarify that investors may need to retain their shares indefinitely in the event you determine not to pursue a liquidity event.

Risk Factors, page 23

23.   Your risk factor section includes a number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

24.   We note that you may seek to internalize management. Please add a risk factor to explain that upon any internalization, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Conflicts of Interest, page 92

25.   If applicable, please disclose the conflicts associated with entering into joint ventures with affiliates. Additionally, to the extent that you may enter into joint ventures with affiliates, please disclose how fees will be determined.

Our Sponsor's Prior Investment Programs, page 131

26.   We note that you have included disclosure regarding NorthStar Realty Finance Corp. in the prior performance tables. Please add the disclosure required by Item 8 of Guide 5 regarding this entity or advise.

NorthStar Real Estate Securities Opportunity Fund, LP, page 131

27. Please disclose the types of real estate securities that were purchased and the amounts invested in each type.

NorthStar Income Opportunity REIT I, Inc., page 131

28. Please clarify whether this entity made any investments. If so, please disclose the types of investments that were made and the amount invested in each type of investment. Please disclose the number of investors in this entity. Additionally, we note that shares in this entity were converted either to cash in the amount of $9.22 per share or 1.024 shares of NorthStar Real Estate Income Trust's common stock. Please disclose how this compares to an initial investment in NSIO REIT's shares.

NorthStar Real Estate Income Trust, Inc., page 131

29. Please disclose the amount sold and the number of shareholders. Please provide information regarding the investments made by this entity, including the amount invested in each type of investment.

Prior Performance Tables

30. In the narrative introduction, please disclose whether any of the prior programs were public reporting companies.

Exhibits

31. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Judith D. Fryer, Esq. (*via e-mail*)